Exhibit 99.1

FCA releases its 2014 Annual Report, files annual report on Form 20-F with the SEC and publishes agenda for the 2015 AGM

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) announced today that it has published its 2014 Annual Report and filed its annual report on Form 20-F, including financial statements for the fiscal year ended December 31, 2014, with the United States Securities and Exchange Commission (“SEC”).

FCA also published today the agenda and the explanatory notes for the 2015 Annual General Meeting of Shareholders (“AGM”), which will take place on April 16, 2015, in Amsterdam.

FCA’s 2014 Annual Report, FCA’s annual report on Form 20-F and FCA’s AGM notice and explanatory notes and other AGM materials are available on FCA’s investor relations website at http://www.fcagroup.com, where they can be viewed and downloaded.1 Shareholders may request a hard copy of these materials, which include FCA’s audited financial statements, free of charge, through the contact below.

London, 5 March 2015

1 The 2014 Annual Report and the annual report on Form 20-F are available on the Company’s website (www.fcagroup.com) at http://www.fcagroup.com/en-US/investor_relations/financial_information_reports/annual_reports/Pages/default.aspx or at http://www.fcagroup.com/it-IT/investor_relations/financial_information_reports/annual_reports/Pages/default.aspx. The AGM notice, explanatory notes and other AGM materials are available on the corporate website at http://www.fcagroup.com/en-US/investor_relations/stock_shareholder_corner/shareholder_meetings/Pages/shareholder_meetings_2015.aspx

http://www.fcagroup.com/it-IT/investor_relations/stock_shareholder_corner/shareholder_meetings/Pages/shareholder_meetings_2015.aspx

For further information:

tel.: +39 (011) 00 63088

Email: mediarelations@fcagroup.com

www.fcagroup.com